SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                                ACS - TECH80 LTD.
                                (Name of Issuer)

                                 ORDINARY SHARES
                         (Title of Class of Securities)

                                    M01770102
                                 (CUSIP Number)

                                Dorit Ringelstein
                   P.O. Box 5668, Migdal Ha'emek, Israel 10500
                               (972) (4) 654-6440
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JUNE 9, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

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CUSIP NO. M01770102                  SCHEDULE 13D          PAGE  2  OF  5  PAGES
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1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     Ze'ev Kirshenboim
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]

     (b)  [_]
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3.   SEC Use Only
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4.   Source of Funds (See Instructions)         PF
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5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
     2(d) or 2(e) [_]
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6.   Citizenship or Place of Organization       Israel
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                      7.  Sole Voting Power:                        814,000
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.  Shared Voting Power:                       13,690
By Each               ----------------------------------------------------------
Reporting
Person With           9.  Sole Dispositive Power:                   814,000
                      ----------------------------------------------------------

                      10. Shared Dispositive Power:                  13,690
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   827,690

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
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13.  Percent of Class Represented by Amount in Row (11)               25.8%
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14.  Type of Reporting Person (See Instructions)                         IN
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CUSIP NO. M01770102                  SCHEDULE 13D          PAGE  3  OF  5  PAGES
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ITEM 1. SECURITY AND ISSUER

     This Amendment No. 3 to Schedule 13D relates to Ordinary Shares, par value NIS 0.01 per share, of ACS - Tech80 Ltd. (the "ISSUER"). The address of the Issuer's principal executive offices is Ha'Mada Ave., Migdal Ha'Emek 10500, Israel.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Mr. Ze'ev Kirshenboim

     (b)  Ha'Mada Ave., Migdal Ha'Emek 10500, Israel.

     (c)  President, CEO and director of the Issuer.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Kirshenboim is a citizen of the state of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The reporting person shall, in the future, consider the purchase or sale of additional securities of the Issuer depending on market and other conditions

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b) The reporting person has sole power to vote or direct the vote and to dispose or direct the disposition of 814,000 Ordinary Shares of the Issuer (which number includes 93,720 Ordinary Shares that the reporting person has the right to acquire by exercising options that have vested), which constitute 25.4% of the outstanding Ordinary Shares of the Issuer. The reporting person's spouse, Mrs. Ilana Kirshenboim, has shared power to vote or direct the vote and to dispose or direct the disposition of 13,690 Ordinary Shares of the Issuer (which number includes 12,250 Ordinary Shares that Mrs. Ilana Kirshenboim has the right to acquire by exercising options that have vested, but does not include 3,000 additional Ordinary Shares subject to options that will vest as follows: 1,500 on December 31, 2005 and 1,500 on December 31, 2006), which constitute 0.4% of the outstanding Ordinary Shares of the Issuer. With respect to 13,690 Ordinary Shares, which are held by the Reporting Person's Spouse, Mrs. Ilana Kirshenboim, the Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition thereof, together with his spouse.

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CUSIP NO. M01770102                  SCHEDULE 13D          PAGE  4  OF  5  PAGES
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          (c)  The following is a schedule of the transactions of the reporting persons in the Issuer's Ordinary Shares effected during the past 60 days:



  Date of                    Number of Shares
Transaction                Acquired     Disposed of      Price        Nature of Transaction
-----------                --------     -----------      -----        ---------------------
June 9, 2004               14,780                        $8.38        Bought on the market


     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the reporting persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

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CUSIP NO. M01770102                  SCHEDULE 13D          PAGE  5  OF  5  PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2004


                                                      /s/ Ze'ev Kirshenboim
                                                      ---------------------
                                                      ZE'EV KIRSHENBOIM